UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about the TermoCamaçari Thermal Power Plant

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Rio de Janeiro, March 16, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that the Brazilian Electricity Regulatory Agency (Aneel) approved, on this date, the revocation of the concession for the ThermoCamaçari Thermal Power Plant (UTE TermoCamaçari), located in the state of Bahia. Additionally, Petrobras is negotiating with Proquigel Química S.A., a company that is part of the Unigel Group, to lease the unit.

The company had already been looking for alternatives for the thermal power plant, such as the sale of the unit's stake under the strategic alliance signed with Total S.A. in December 2016, but which was not concluded. It had also made efforts in the search for energy commercialization contracts, since the unit has not had a fixed electric power commercialization contract since January 2018.

The lease is aligned with Petrobras' strategy in the gas and energy segment, with a focus on operating competitively in the commercialization of its own gas and in the optimization of the thermal power portfolio for self-consumption, aiming to maximize value for its shareholders.

About UTE TermoCamaçari

UTE TermoCamaçari is a natural gas-fired thermal power plant located in Camaçari, Bahia, with an installed capacity of 120 MW. Until before the revocation of the concession, the unit operated on demand, based on the decisions of the National Electric System Operator (ONS).

About Proquigel

Proquigel is a subsidiary of Unigel, whose main product lines are: acrylonitrile, methacrylate, products for mining and fertilizers, and is the largest national producer of ammonium sulfate. In 2019, the company leased from Petrobras the nitrogen fertilizer plants in Bahia (Fafen-BA) and Sergipe (Fafen-SE) from Petrobras.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer